UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 5)*
THE SECURITIES EXCHANGE ACT OF 1934
Euronav NV
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number)
Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Spyros Episkopou
+ (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 7, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,196,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,196,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

22,196,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.00%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,664,613

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,664,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,664,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.77%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Hemen Holding Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,664,613

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,664,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,664,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.77%

14.	TYPE OF REPORTING PERSON

CO
* Hemen Holding Limited owns approximately 35.6% of the issued and outstanding ordinary shares of Frontline Ltd. and may be deemed to beneficially own the Ordinary Shares (defined below) that Frontline Ltd. owns.

1.	NAME OF REPORTING PERSONS

Greenwich Holdings Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

35,861,478

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

35,861,478

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

35,861,478

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.78%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Famatown Finance Limited and Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares beneficially owned by Famatown Finance Limited and beneficially owned by Hemen Holding Limited.

1.	NAME OF REPORTING PERSONS

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

35,861,478

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

35,861,478

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

35,861,478

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.78%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited, Famatown Finance Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited and owned by Famatown Finance Limited and Frontline Ltd. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and Mr. Fredriksen disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 12, 2022, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed with the Commission on June 21, 2022, the Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) filed with the Commission on May 3, 2022, the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the Commission on April 28, 2022 and the Schedule 13D filed with the Commission on October 13, 2021 (collectively, as amended, the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”), with respect to the Ordinary Shares, no par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”). Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1.	Security and Issuer.

This Amendment No. 5 relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

	(i)	Famatown;

	(ii)	Frontline Ltd (“Frontline”);

	(iii)	Hemen Holding Limited (“Hemen Holding”);

	(iv)	Greenwich Holdings; and

	(v)	C.K. Limited.

Famatown, Frontline, Hemen Holding, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown and Hemen Holding. Hemen Holding owns approximately 35.6% of Frontline’s issued and outstanding ordinary shares. The shares of Famatown, Hemen Holding and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Frontline’s principal place of business is Frontline is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The name, citizenship, present principal occupation of Frontline’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

John Fredriksen	Director	Mr. Fredriksen is a citizen of Cyprus. Mr. Fredriksen is a member of the board of directors of Frontline.
Steen Jakobsen	Director	Mr. Jakobsen is a citizen of Denmark. Mr. Jakobsen is also the Chief Investment Officer of Saxo Bank.
Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.
James O’Shaughnessy	Director	Mr. O'Shaughnessy is a citizen of the United Kingdom. Mr. O'Shaughnessy is also the executive vice president, chief accounting officer and corporate controller of Axis Capital Holdings Limited.
Ole B. Hjertaker	Director	Mr. Hjertaker is a citizen of Norway. Mr. Hjertaker is also the chief executive officer of SFL Corp Ltd.
Marios Demetriades	Director	Mr. Demetriades is a citizen of Cyprus. Mr. Demetriades is also the managing partner at MD Mindset Partners Ltd.
Lars H. Barstad	Principal Executive Officer	Mr. Barstad is a citizen of Norway. Mr. Barstad is also the chief executive officer of Frontline Management AS.
Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

(iii) The address of Hemen Holding’s principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Hemen Holding is acting as an investment holding company. The name, citizenship, present principal occupation of Hemen Holding’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Hemen Holding’s does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iv) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(v) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown, Hemen Holding and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

JTC Directors Limited	Corporate Director	JTC Directors Limited’s business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.
Castle Directors Limited	Corporate Director	Castle Directors Limited’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to the Schedule 13D.
Item 4.	Purpose of Transaction.

The Reporting Persons have acquired Ordinary Shares for investment purposes. The Reporting Persons evaluate their investment in the Ordinary Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Representatives of the Reporting Persons reserve the right to engage in discussions from time to time with the Board of Directors and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

On April 7, 2022, the Issuer issued a press release, attached hereto as Exhibit B, announcing that Frontline and the Issuer have signed a term sheet (the “Term Sheet”) that has been unanimously approved by Frontline’s Board of Directors and the Issuer’s Supervisory Board, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 Frontline shares for every share of the Issuer resulting in the Issuer and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group (the “Combination”).

C.K. Limited serves as the trustee for the Trusts that are the indirect owners of Hemen Holding, which is the largest shareholder in Frontline, beneficially owning approximately 35.6% of Frontline’s issued and outstanding shares. Certain of the Reporting Persons and other related companies have and remain committed to support the potential Combination.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Combination Agreement

On July 10, 2022, Frontline entered into a definitive combination agreement (the “Combination Agreement”) for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Issuer-share, the Combination (defined above), which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of the Issuer’s Supervisory Board. The agreement memorialises the principal aspects of the previously announced term sheet that was signed on April 7, 2022. A copy of the Combination Agreement is attached hereto as Exhibit C.

The proposed Combination is structured as a voluntary conditional exchange offer (the “Tender Offer”) by Frontline for all outstanding shares of the Issuer at an exchange ratio of 1.45 Frontline shares for 1.0 the Issuer share, possibly followed by a (simplified) squeeze out, with the aim to then propose a merger of the Issuer into Frontline to Frontline’s and the Issuer’s shareholders as soon as possible thereafter (the “Merger”).

The commencement of the Tender Offer is subject to certain conditions. The completion of the Tender Offer will be conditioned upon Frontline owning post Tender Offer at least 50% +1 of all the outstanding shares in the Issuer (excluding treasury shares unable to be tendered), the relocation of Frontline to Cyprus, the absence of material adverse change, the receipt of required regulatory approvals and other customary conditions. Frontline together with Famatown currently already own 35,861,478 shares in the Issuer or 17.78% of the total outstanding shares (excluding treasury shares)[i].

[i] Or 17.22% including in the denominator the treasury shares currently held by the Issuer. The transparency notification made by C.K. Limited can be found via this link: https://www.euronav.com/nl/investeerders/nieuws/persberichten/2022/openbaarmaking-van-een-transparantiekennisgeving-4/

Prior to the Tender Offer completion, the Issuer will be allowed to pay a dividend for a total amount of USD 0.09 per Issuer share and Frontline will be allowed to pay a dividend of USD 0.15, both with no impact on the exchange ratio; for any dividends from Frontline in excess of such amount, the Issuer’s shareholders accepting the Tender Offer will receive a compensation per Issuer share equal to the dividend amount per Frontline share times 1.45.

The combined group will be listed on Euronext Brussels, the Oslo Stock Exchange and New York Stock Exchange upon Tender Offer completion.  Following completion of the Tender Offer, the governance and senior leadership of the combined group will be as set forth in the Combination Agreement.

Certain of the Reporting Persons and entities related to them have agreed to take necessary corporate resolutions and at shareholders meetings of Frontline and the Issuer use the voting rights attached to their Ordinary Shares to vote in favor of any resolution necessary to consummate the transactions outlined in the Combination Agreement and against any resolutions which may directly or indirectly prohibit or materially delay the Business Combination and the other transactions outlined in the Combination Agreement.

The foregoing description of the Combination Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Combination Agreement, a copy of which is filed hereto as Exhibit C and the terms of which are incorporated by reference herein.

The Reporting Persons reserve the right to effect transactions that would change the number of Ordinary Shares such Reporting Persons may be deemed to beneficially own. Depending on, among other things, trading prices for the Ordinary Shares, the financial condition, results of operations and prospects of the Issuer, general economic, market and industry conditions, and the Reporting Persons’ overall investment objectives, strategic position and financial condition, the Reporting Persons may, from time to time, acquire additional Ordinary Shares in private or public transactions, maintain its present ownership position, or sell Ordinary Shares. Famatown may further reduce its position in the Issuer’s Ordinary Shares in the near future.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s financial results for the third quarter ended September 30, 2022, which were filed with the Commission on Form 6-K on November 4, 2022, there were 201,783,532 Ordinary Shares issued and outstanding as of September 30, 2022. The Reporting Persons report beneficial ownership of the following Ordinary Shares:

Famatown may be deemed to be the owner of 22,196,865 Ordinary Shares, constituting 11.00% of the Ordinary Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 22,196,865 Ordinary Shares. Famatown has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 22,196,865 Ordinary Shares.

Frontline may be deemed to be the owner of 13,664,613 Ordinary Shares, constituting 6.77% of the Ordinary Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 13,664,613 Ordinary Shares. Frontline has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 13,664,613 Ordinary Shares.

Hemen Holding, through Frontline, may be deemed to be the owner of 13,664,613 Ordinary Shares, constituting 6.77% of the Ordinary Shares outstanding. Hemen Holding has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 13,664,613 Ordinary Shares. Hemen Holding has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 13,664,613 Ordinary Shares.

Greenwich Holdings, through Famatown and Hemen Holding, may be deemed to be the beneficial owner of 35,861,478 Ordinary Shares, constituting 17.78% of the Ordinary Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 35,861,478 Ordinary Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 35,861,478 Ordinary Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 35,861,478 Ordinary Shares, constituting 17.78% of Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 35,861,478 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 35,861,478 Ordinary Shares.

(c)
To the best of the Reporting Persons’ knowledge, all transactions in the Ordinary Shares effected in the open market by the Reporting Persons during the past 60 days are set forth in Schedule I to this Amendment No. 5.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Press Release, dated April 7, 2022 (incorporated by reference to Exhibit B of Amendment No. 1)

Exhibit C – Combination Agreement, dated July 10, 2022, by and among Frontline Ltd. and Euronav NV (incorporated by reference to Exhibit C of Amendment No. 4)*

Schedule 1 – Information with Respect to Transactions Effected

* Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The Reporting Persons hereby agree to furnish a copy of any omitted schedule or similar attachment to the Commission upon request.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 7, 2022

FAMATOWN FINANCE LIMITED

/s/ Spyros Episkopou Name: Spyros Episkopou Title: Director
FRONTLINE LTD.

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer

HEMEN HOLDNG LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GREENWICH HOLDINGS LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Exhibit A
JOINT FILING AGREEMENT
Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Ordinary Shares of the Issuer.
Date: December 7, 2022

FAMATOWN FINANCE LIMITED

/s/ Spyros Episkopou Name: Spyros Episkopou Title: Director
FRONTLINE LTD.

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer

HEMEN HOLDING LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GREENWICH HOLDINGS LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Schedule 1
Transactions Effected in the Past 60 Days

The following transactions in the Ordinary Shares were effected in open market sales by the Famatown Finance Limited in the past sixty (60) days:

Date	Amount of shares of Common Stock (Sold)	Approx. Price per share of Common Stock
12/5/2022	(1,400,000) -- NYSE	USD 20.2691
12/7/2022	(250,000) -- Euronext Brussels	EUR 17.4069
12/7/2022	(370,000) -- the NYSE	USD 17.6349